[LETTERHEAD OF 24HOLDINGS INC.]

July 19, 2005



VIA EDGAR AND FACSIMILE
-----------------------

Mr. Mark P. Shuman
Branch Chief--Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:  24Holdings Inc.
     Preliminary Information Statement on Schedule 14C Filed June 7, 2005
     File No. 0-22281
--------------------------------------------------------------------------------


Dear Mr. Shuman:

          This letter is in response to comments contained in the June 16, 2005 letter (the "Comment Letter") from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") to Mr. Urban von Euler, Chief Executive Officer of 24Holdings Inc. (the "Company"), regarding a Preliminary Information Statement on Schedule 14C filed by the Company on June 7, 2005 (the "Information Statement"). Today, the Company filed an amended Information Statement, incorporating our responses to the Comment Letter. For your convenience, marked pages reflecting the revisions are enclosed.

          Each of the Staff's comments in the Comment Letter is presented in a numbered paragraph as stated in the Comment Letter and is immediately followed by the corresponding response. Except as otherwise indicated, the page numbers referenced in each section below correspond to the page numbers in the amended Information Statement.

Mr. Mark P. Shuman
Branch Chief--Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

July 19, 2005


General
-------

     1. Please expand your filing to disclose the rights of appraisal or similar rights of dissenters with respect to the sale of 24STORE to Infinicom. See Item 1 of Schedule 14C and Item 3 of Schedule 14A.

     We have added a section entitled "DISSENTERS' RIGHTS OF APPRAISAL" on page 2 to disclose the rights of appraisal and similar rights of dissenters.

     2. The disclosure in your 2004 Form 10-K indicates that you had 233 holders of record as of April 14, 2005. Please confirm that the current number of record holders is less than 300.

     We have added disclosure on page 2 regarding the number of shareholders of record of the Company as of May 26, 2005.

Proposed Action to Be Taken, page 1
-----------------------------------

     3. You indicate that the company will sell InfiniCom certain intellectual property rights in exchange for GBP 350,000 "and an amount to be determined by the parties" at the closing of the 24STORE sale, with such sum to be paid through a set-off against all outstanding and contingent liabilities of the company to InfiniCom as of the closing of the sale. Please revise your disclosure to provide more specific information regarding the additional amount to be determined by the parties. For example, if you currently know what this amount is, you should disclose it. If you do not know the amount now, revise to disclose the amount of outstanding and contingent liabilities you currently owe InfiniCom.

     We have revised the disclosure regarding the sale of intellectual property rights on page 1 to include the amount of outstanding and contingent liabilities of the Company to InfiniCom as of June 30, 2005.

     4. We note that the proposed sale of InfiniCom's stock in the company to Moyo Partners and R&R Biotech partners LLC will result in a change of control of the company. Please revise to provide more specific disclosure regarding such change of control, including the beneficial ownership of the company's executive officers, directors and principal stockholders following the sale of Infinicom's stock in the company. Additionally, if any new directors will be appointed following Infinicom's sale of company shares to Moyo Partners

Mr. Mark P. Shuman
Branch Chief--Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

July 19, 2005


          and R&R Biotech, you should revise to provide all information required by Item 401 of Regulation S-B.

     We have added sections on pages 3 and 4 entitled "Security Ownership of Certain Beneficial Owners and Management Following the Change in Control" and "Directors and Executive Officers Following the Change in Control," which include disclosure regarding the beneficial ownership of the Company's executive officers, directors and principal stockholders following the sale of InfiniCom's stock in the Company and the information required by Item 401 of Regulation S-B with respect to the new directors to be appointed following such sale.

The Sale of Stock of 24Store
----------------------------

Reasons for Engaging in the Transaction, page 4
-----------------------------------------------

     5. While your information statement merely indicates that it is the company's belief that the proposed purchasers of Infinicom's majority interest intend to cause the company to merge with or acquire an existing business, we note from the Form 8-K filed June 2, 2005 that such future merger is required in order for Infinicom to receive payment for its shares of the company. Please revise your information statement to disclose the material terms of the transaction between the company, Infinicom, Moyo Partners and R&R Biotech. Additionally, if any merger candidates have been identified or if you are aware of the types of businesses being considered, please revise to disclose this information as well.

     We have added further disclosure on pages 1 and 2 regarding the terms of the transaction between the Company, InfiniCom, Moyo Partners, LLC ("Moyo") and R&R Biotech Partners LLC ("R&R"), and the types of businesses being considered as potential candidates for a future merger transaction with the Company. For clarification, InfiniCom will receive $500,000 in cash upon the closing of the sale of InfiniCom's shares of the Company to Moyo and R&R, regardless of whether a subsequent merger takes place. If such a merger does take place, InfiniCom will be entitled to additional compensation in the form of shares of common stock of the Company equal to 1% of the issued and outstanding shares of common stock of the Company on a fully diluted basis, as of the completion of such a merger.

Mr. Mark P. Shuman
Branch Chief--Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

July 19, 2005


Opinions, Reports and Appraisals, page 4
----------------------------------------

     6. You indicate that the Tenon report was only one of many factors considered by the company in its evaluation of the sale of 24STORE stock. Please revise to disclose what the other factors were and how they affected the company's decision to sell 24STORE.

     We have revised the section entitled "Reasons for Engaging in the Transaction" on page 6 to disclose additional factors considered by the Company in its decision to sell 24STORE.

     7. Please revise to disclose who negotiated the sale on behalf of the company. In this regard, we note that Urban von Euler and Larsake Sandin are affiliated with both the company and Infinicom. Did other non-interested parties engage in the negotiations? Additionally, revise to provide a more detailed description of the negotiations and how they progressed over time. For example, disclose how and why the negotiations began and how the material terms of the agreement were determined.

     We have added a section entitled "Background of the Sale" on page 6, which provides a more detailed description of the negotiations between the Company and InfiniCom. We have also clarified the disclosure on page 8 regarding the Urban von Euler and Larsake Sandon's affiliations with the Company and InfiniCom to articulate the current status of such affiliations.

     8. We note that Tenon utilized an asset basis methodology because it "is typically used to value under-performing or loss-making business, or high asset based companies." Please revise to disclose the basis for this statement. Additionally, revise to disclose whether Tenon considered recent sales of other comparable companies in its valuation and if not, why not.

     We have added additional disclosure on page 7 relating to the Tenon valuation report and Tenon's election to utilize the asset basis methodology in its valuation of 24STORE. We have also added disclosure regarding Tenon's analysis concerning recent sales of comparable companies.

Mr. Mark P. Shuman
Branch Chief--Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

July 19, 2005


Interests of Certain Persons in the Transaction, page 5
-------------------------------------------------------

     9. Please revise to indicate whether any of your executive officers or directors are affiliated with Moyo Partners or R&R Biotech.

     We have included disclosure on page 8 indicating that none of the executive officers or directors of the Company is affiliated with Moyo or R&R.

Financial Data, page 5
----------------------

     10. Please revise your information statement to include unaudited financial statements of 24STORE for the periods required by Item 14 of
          Schedule 14A. See Question 6 under Subsection H (Financial Statements) of Section I (Regulation M-A) of the Third Supplement (July 2001) to the Manual of Publicly Available Telephone Interpretations.

     As indicated on page 9, we have revised the Information Statement to include unaudited financial statements of 24STORE for the periods required by Item 14 of Schedule 14A.

                              *     *     *

Mr. Mark P. Shuman
Branch Chief--Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

July 19, 2005


         In connection with the foregoing responses, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     We hope that our responses and the amended Information Statement adequately address the comments of the Staff in the Comment Letter. Please do not hesitate to contact me at +44-1256-867-800 should you have any further questions or comments.



Very truly yours,


/s/ Roger Woodward

Roger Woodward,
Chief Financial Officer, 24Holdings Inc.


Enclosures

cc:  Sara D. Kalin (with enclosures)